December 6, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E. Washington, D.C. 20549

Re:	Safety Shot, Inc.
Request for Withdrawal of Registration Statement on Form S-3
Initially filed November 22, 2023
File No. 333-275718

Dear Sir/Mam;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Safety Shot, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 (File No. 333-275718), initially filed with the Commission on November 22, 2023, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

As per our discussions, the Registrant intends to file a new registration statement on Form S-1 including the same shares included in the withdrawn Registration Statement. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Safety Shot, Inc., 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Arthur Marcus, U.S. counsel of the Registrant, at amarcus@SRFC.LAW.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian S. John
Brian S. John
Chief Executive Officer